Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 001-31561
Date: December 9, 2004

WHEATON RIVER MINERALS
CONFERENCE CALL FOR DECEMBER 6, 2004 @ 11:00 A.M. EST
CHAIRPERSON: ROB MCEWEN
EMAIL TRANSCRIPTION TO: ian.ball@goldcorp.com

Operator:                 Good morning and welcome to the Goldcorp and Wheaton River combination conference call for December the 6th, 2004. Your host for today will be Rob McEwen. Mr. McEwen, please go ahead sir.

Rob McEwen:         Thank you very much operator. Good morning ladies and gentlemen. I'm very pleased to have you on board. With me today is Ian Telfer, the president and CEO of Wheaton River and we're extremely pleased that you joined us. This is a tremendous moment for both companies. Last night we announced a transaction that would merge Goldcorp with Wheaton River. The purpose is to create the world's lowest cost million ounce gold producer that will be uniquely position to build value for our shareholders and grow in an industry that's consolidating.

                                    It's a great combination for a number of reasons. First off it achieves all of Goldcorp's strategic goals of production growth, of diversification of our asset base, maintaining financial strength and addressing some senior management needs. I like this issue, this combination as a shareholder. I think we have a chance to double or triple our money over the coming few years with this new company.

                                    And just to give you some highlights on a merged basis, our production this year of Goldcorp will be 600,000 ounces at a cost of just over $100 an ounce. Next year we're looking at an 82% increase in production, going to 1.1 million ounces at a cost of less than six, or of $60.00 an ounce, so 82% increase in production, 40% reduction in cost per ounce making us the lowest cost gold producer in the world.

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                                    In terms of growing that production between two development projects that Wheaton has along with our own Red Lake mine that's being expanded, by the end of '07 we're looking at 1 and a half million ounces, or about 160% increase over where we are today. The balance sheet which has always been a key focus of mine remains very strong, both companies are debt free, both companies generate tremendous cash flow, and starting out of the gate we'll have more than $500 million, more than half a billion dollars US in cash and gold bullion.

                                    The reserves, we're looking at an increase over our existing position of almost 100% in the proven and probable. And when you add the indicated resources there's an increase of 160%. Market liquidity is very important, we're looking at a situation where on a combined basis right now in excess of $60 million a day, and a market cap of just under $5 billion US.

                                    You might wonder how this came about several weeks ago. There was a, I attended a luncheon given by the Canadian Institute of Mining here in Toronto and Ian was presenting. And as I listened to the Wheaton River story my eyes grew wider and wider as I looked at the cash flow and I listened to the style and I said these guys have done a terrific job building their company. They have got just a mean cash flow machine. Then I looked at ours and said the same entrepreneurial skills, they just run a little faster building assets where we've been building a world-class asset, and I thought this would be neat if we could talk about putting the two companies together.

                                    After that it was a conversation, then a dinner, and the more we looked at each other and what our respective companies were doing and the needs of the two companies we said this is a winner. This is, there is a hands down no peer company in the industry, and said this is the company that will grow and drive itself through the consolidation of this industry. So we came to terms over the weekend and we're very pleased to be here. So Ian if you'd like to talk about the terms of the deal in your view, the transaction.

Ian Telfer:                 Thank you, Rob, and good morning everyone. Well as Rob said it's one of these situations that the closer we got to it the better it looked. And it got more exciting as time went on. From the Wheaton side I think the reasons for us to do this are very obvious. We said before that we thought the industry would be consolidating and you wanted to be at the front edge of that. We

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think there is demand for larger liquid precious metal investments out there for the larger US generalists to invest in, and we think we're, we'll be creating one with this merger. So size was important to us.

                                    Secondly, for a company like Wheaton that's grown by acquisition we were very fortunate to become involved in Alumbrera, which I think anyone would agree is a world-class asset. And now for us to have the opportunity to get a second or be part of a second world class asset is just incredible. And so one of the toughest things to do to grow a great mining company is to have world-class assets on which to base it on and now we have these two anchors, as we say the two anchor tenants in our mall. And that alone I think is a compelling reason for this to go forward.

                                    And the other issue at Wheaton is we do produce copper. No one imagined copper would be at $1.40 or $1.50 these days therefore as a percentage of our revenue it's higher than we ever imagined and higher than we would like. And with this transaction it pushes the copper percentage of revenues down to in the low 20%'s or 20% out in '06, 2006 and 2007. And this puts us right in line with the copper percentages at Newmont and Placer. And so we're very comfortable with copper at that level. And we think that will go a long way to alleviate some of the concerns people had about the copper we were producing.

                                    So lots of good reasons for Wheaton to do it. We're very excited about it and as the consolidation moves forward I think people will look back and say this was the key event that occurred and the two best companies got together.

                                    Looking at the process going forward, what will happen starting today is the due diligence process will take place. We've exchanged technical information over the past few days. We have a very good handle on each other's assets. And so what will go ahead over the next little while is confirmatory due diligence. We don't expect any challenges with that. And the outside date for completion of that is 21 days for, from today. We're hoping to do it a little more quickly than that. During this time we will be finalizing all the agreements needed to put the two companies together and preparing a takeover document or at least Goldcorp will prepare a takeover document, and we will mail that immediately upon completion of the due diligence, so we expect that mailing to occur before Christmas.

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                                    Following that mailing there will be a 35 day period during people, during which people can consider the offer and then that will be the time that the Wheaton shareholders will be encourage both by ourselves and by a proxy solicitation group to send in their shares to convert to the Goldcorp shares. As the press release says, we're looking to get at least 66% of these shares coming in. As people say these events tend to be binary, you either get all or nothing. I can say that in speaking to many of our major shareholders last night and this morning that I've probably talked to between 30 and 35% of our shareholders just with a few calls, and every single one of them has indicated that they will support this transaction. They always have to with the caveat that if another bid came along they'd have to look at it, but in the absence of that we're very confident that we've got all of our major shareholders on side, and we expect that to continue throughout today as we talk to the rest of them.

                                    At the same time as the mailing goes out there will be the approvals of both boards of directors and the recommendations of both boards of directors. These of course will be based on advice given by financial advisors. So all that will come together before Christmas and be part of the package that gets mailed out. And then we expect that 35 days after this will end and so the whole thing should be finished before the end of January. All those targets seem reasonable and we're confident that we can meet all of them.

                                    Just to talk a little bit about some of the obvious questions that people have when they see something like this happening, as it says in the press release Rob is going to stay on as chairman. I'd like to say that I requested Rob stay on as chairman. He has a very long good connections with many of his shareholders both institutional and retail and I think it's very important that he stay, be part of this, maintain those connections and as the company changes over in this process.

                                    As far as myself being CEO, will I really be CEO? Yes I will. Am I committed to it? Yes I am. And very, very excited about it to have a New York stock exchange list a $5 billion company producing over a million ounces of gold at a cash cost of $50.00 or $60.00, I think this is a story I'll be able to tell. And I'm very excited about that part of this process.

                                    As for some of the other terms of the merger, the question of dividends comes up. I'm certainly on record in the past as saying when a company has uses for their cash where they, whereby they can grow the company

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that dividends would take a back seat to that. As we look forward at the combined companies certainly we expect to have enough cash to not only do all the growing we can, but also to continue to pay a dividend. So going forward we see the dividend policy continuing. In the event we got a situation where we needed the cash to grow well then we'd have to reconsider that decision.

                                    As far as holding gold I think that's a great idea. Especially in the high tax region like Ontario. So I'm, I fully support the idea of at least the Red Lake mine holding back some of it's production. Both groups are very bullish on the price of gold and therefore as opposed to selling it and paying the taxes and putting the cash in the bank it does make sense in our view to hold on to some of that gold.

                                    As for the offices, we'll continue to have an office both in Vancouver and Toronto for the foreseeable future. They probably are the two, the world's two smallest head offices. We have 13 people and I think they have 22 people. And so as far as synergies between the offices we don't see very much. Looking further though at some of the activities of the companies, we will be looking for ways to save some money and I'm sure we'll be able to find some. I would say somewhere between $5 and $10 million though would be as far as we could go with that, and with two companies as profitable as these two I can't say it's going to be very significant.

                                    As far as what the company is going to do going forward, as Rob mentioned we've got half a billion US in cash and bullion, and of course Wheaton has it's credits line of $300 million and don't forget our shares of silver Wheaton which I believe are worth another $350 US to us. So if you added it all up we certainly are in excess of a billion dollars in cash, credit and marketable securities. So this opens up business that we're not open for either company. And this will allow us to grow in a significant way going forward without issuing any additional shares. So with that Operator I'd like to turn it over to questions and you can direct them either to Rob or myself. Thank you very much.

Operator:                 Thank you. We will now begin the question and answer session. To place yourself into the question queue please press *1 on your touch-tone phone. If you are using a speakerphone please pick up your handset and then press *1. To withdraw your request press *2. Please go ahead if you have any questions or comments. Your first question comes from Victor Flores, please go ahead.

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Victor Flores:             Thank you, good morning. I have two questions. First of all just to clarify, it seems that the structure of the transaction that there will not be any shareholder votes required on either side?

Rob McEwen:              That's correct.

Victor Flores:             Thanks. And then second question, could you give us a sense of how the management team will be rounded out in addition to yourself, Rob and Ian?

Ian Telfer:                  Sure. At the present time obviously this has all happened fairly quickly. We haven't made all the decisions, but the things that I think are pretty clear is that obviously I'll be CEO and it's expected Russ Barwick will be chief operating officer of the whole thing. And on the financial side I expect that Peter Barnes will be the CFO. And so that's the structures we have in place. Below that we'll still be looking to pick the best people for the best spot.

Victor Flores:            Okay, maybe I'll ask a third quick question. I mean you're going to have some pretty significant cash resources, the silver Wheaton holding, the bullion that Goldcorp holds. What's the thought process with respect to corporate development especially because you know Rob's style if I can paraphrase it has been to be somewhat cautious. And Ian your style has been let's say more aggressive on the acquisition front?

Rob McEwen:             We're looking for value, Victor. When we can find it we'll add it. I think Wheaton has done an incredible job building value and Goldcorp has a very strong base. We've never shied away from a merger, we've just been looking for the right deal and it happened to appear in this deal .

Victor Flores:             All right, thank you very much.

Operator:                     Thank you. Your next question comes from Andrew O'Connor. Please go ahead.

Andrew O'Connor:     Good morning Rob, good morning Ian.

Rob McEwen:                Good morning Andrew.

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Andrew O'Connor:     You know wanted to know what would be the focus of the combined entity away from Alumbrera going ahead? Would it be gold only or gold and other metals?

Rob McEwen:                Gold.

Andrew O'Connor:     Okay. And then perhaps for Ian, could you compare and contrast further the merger between Goldcorp and Wheaton River with the other two mergers with Wheaton River that were proposed earlier in the year? Thanks so much.

Ian Telfer:                   Certainly. Well in reverse order it's almost impossible to compare Cour de Lane(ph) and Goldcorp. Wheaton is growing, profitable, cash flow positive, etcetera. Goldcorp is growing, profitable and cash flow positive. And you know as far as the Wheaton board was concerned Cour de Lane just didn't fit with us at all because it had none of those characteristics, so that one was easy.

                                        Comparing Goldcorp, again comparing Goldcorp to IMGold I mean in our view Goldcorp is the prettiest girl at the dance. And the opportunity for Wheaton to partner up with Goldcorp is frankly something we never imagined would happen. And so we were very flattered and very surprised and very thrilled when the call came that there might be some interest. So you know there is no, you know I was going around saying there's only one Wheaton River, but I can tell you there's only one Goldcorp. And so the change for us to get a world-class asset like this as part of our group is a once in a lifetime opportunity. So no comparison.

Operator:                        Thank you. Your next question from George Bloom. Please go ahead sir.

George Bloom:              Yes Ian, first of all I think we need to thank the IMGold shareholders for their vote. And looking forward do you think that the valuation of the combined company as far as the price earnings ratio will increase significantly?

Ian Telfer:                      I'm not sure I'm supposed to project things like that, but I absolutely do. Wheaton has from almost every analyst report is viewed as something that's undervalued compared to it's peers and one of the reasons for that was the high percentage of copper and our feeling always was is if you increase the

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gold content of the revenue mix that the multiple will start to go up. Well this does exactly that. So yes, we really expect that the Wheaton cash flow and earnings multiples will start to move up you know closer to or beyond the Goldcorp multiples. And assuming that happens then yes, there's a lot of upside in the combined stock.

George Bloom:                 That was my opinion, so thank you very much.

Ian Telfer:                         Thank you.

Operator:                          Thank you. Your next question comes from Frank Holmes. Please go ahead.

Frank Holmes:                 Congratulations gentlemen.

Rob McEwen:                    Thank you, Frank.

Frank Holmes:                 Your largest shareholder is Fidelity, they own approximately about 15% of each company.

Rob McEwen:                     Yes.

Frank Holmes:                 And so they are critical so that in a process you do not have to go to them for a vote?

Ian Telfer:                         That's correct.

Frank Holmes:                 Even though they're large shareholders?

Rob McEwen:                     Yes.

Frank Holmes:                 Okay.

Rob McEwen:                    We'll definitely speak to all of our shareholders and hope that they're on side. We can't speak for our shareholders though.

Frank Holmes:                 Great. Rob you mentioned earlier about fostering growth to create sort of long-term sustainable value for all shareholders. And you mentioned focusing on gold. What happens when you have an attractive copper

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gold (inaudible) deposit that throws up so much cash flow? If you can buy that for the right metrics would you turn it down?

Rob McEwen:                     Absolutely not. It's a cash flow business. We're looking to produce gold at the lowest costs in the world and have the largest cash flow of any company out there. Alumbrera's is just a case in point. But you can look at the leaders in the industry, you can look at Newmont, you can look at Placer. They both have a significant copper component that are there and then there are others, intermediates and juniors that have even higher numbers in terms of revenue from other sources. Mining and Wheaton has done it very well and as have we. You want to put the least amount of money in to get your maximum return. And I think our approach is so similar, it's just the speed at which one is acquiring assets that are different.

Frank Holmes:                  In the summer Endeavour(ph) was attacked over this relationship and however Endeavour is part of that intellectual capital that was, the creation of Wheaton. Are they still going to have a role in sort of their view of markets and the world etcetera that you'll be able to reflect on Ian, or are they just now out of the equation?

Ian Telfer:                          No, I think we'll still use them. We've used Endeavour as you say as our eyes and ears a little bit. Endeavour was instrumental in starting this whole process. I believe one of the first meetings that Rob had to even touch on this subject was with someone from Endeavour. And so they started the ball rolling. Wheaton as I mentioned has a very tiny head office. And so we, we farm out at the arms and legs and we use the Endeavour arms and legs for financial analysis comparing us to other companies, doing research on things, doing financial models for us. And I could see us continuing that role going forward, yes, it's a great asset to be able to call on.

Frank Holmes:                  My next question is who will be your chief operating officer?

Ian Telfer:                        Russ Barwick. Russell Barwick, and for those not familiar with Russell he's from the Wheaton side. He came to us after 20 years in Placer, running Placer New Guinea, Placer Pacific, he operated Misima, operated Porgera, built Granny Smith. Very, very talented engineer. He then had a sojourn as the CEO of Newcrest and my understanding is that the pace of change he wanted to implement got a little ahead of the chairman and so they decided to part

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ways and we just happened to get Russell at that point in time. And he's done an incredible job for us at the Peak mine in Australia. He's also overseeing the construction of Amapari which is going ahead like a house on fire and so is in the chief operator role of Wheaton at the present time and then will continue in that role going forward for which he's eminently qualified.

Frank Holmes:                  My next question is you know analysts in Canada I find have a propensity to put more weighting on NAD's. Whereas in the US generalists and investors look much more on cash flow, profit margin and the growth of top line growth is going to drive that cash flow. In that sort of context in retaining Merrill Lynch does that (inaudible) open up a whole new group of brokers that are going to know this story as the lowest cost gold producer? Is that part of your strategy?

Ian Telfer:                          It's Ian here. No, I can't say bringing Merrill Lynch into it we were particularly focusing on their analysts or their shareholders or their retail brokers. I mean that would be a great addition to this if it goes forward like that but that was not the reason. We were looking for experienced people, experienced in these type of transactions and who had, who were completely independent of each company in order to give us you know an independent opinion. So that was the rationale behind choosing them.

Frank Holmes:                  Did you pick them Ian or did Rob?

Rob McEwen:                     That was Ian.

Ian Telfer:                          No, I picked them.

Rob McEwen:                     I had no role in that Frank.

Frank Holmes:                  You had no role, okay. I'm finished. Thank you.

Rob McEwen:                     Thank you.

Operator:                           Thank you. Your next question comes from Mel Zummack. Please go ahead.

Mel Zummack:                  Yes Ian, great job. I just have a few questions. Is the deal with silver Wheaton to continue?

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Rob McEwen:                     Yes absolutely. Silver Wheaton will just become currently it's an asset of Wheaton, it will just become an asset of Goldcorp. And so nothing changes there.

Mel Zummack:                 Right. And your reserves, you're a little weak compared to say Placer and the other ones. You'll more in doubt have to go out and grab something else, you know I guess that's your plan as to go (Inaudible) more properties or whatever. Your reserve base... oh, warrants. What happens with the Wheaton warrant?

Ian Telfer:                         Absolutely yes, on the reserves, yes, we love reserves and that will certainly be a focus of what we'd be looking for going forward, you're absolutely right. What happens to the Wheaton warrants is the following. Basically you get a quarter as many warrants as you have now at four times the price. So if you're got four warrants at $2.00 you're going to end up with one warrant at a strike price of $8.00.

Mel Zummack:                 Oh, at $8.00.

Ian Telfer:                         Yes, so it's four times the price. The, I'm talking the exercise price.

Mel Zummack:                 Yes, the exercise would be $8.00 right.

Ian Telfer:                         Well actually let's take our lowest warrant which is $1.65 just so everyone gets it. So the strike price of $1.65 is $6.80, $6.60, sorry. So whoever has one of those first warrants for every four warrants at $1.65 they'll up with one warrant at $6.60. And of course that's convertible into a Goldcorp share currently trading at $17.00 or so dollars. So they're way, way, way in the money. I think the other thing that's very exciting about this I think it's safe to say that Rob McEwen probably never would have given you a warrant on Goldcorp. So now is the chance, now is the chance for everyone to have one. And I think it's going to be an incredibly valuable piece of paper.

Mel Zummack:                 Right, so they'll be trading as a Goldcorp warrant right?

Ian Telfer:                         That's correct.

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Mel Zummack:                 That's how it will go. Okay, great, thanks, keep up the good work.

Rob McEwen:                     Mel if I could just add one comment, you made a comment on reserves being less than someone like Placer.

Mel Zummack:                 Yes.

Rob McEwen:                    Or others. There's a big difference in reserves in the gold mining industry. The new company is going to be producing gold at $60.00 an ounce and the seniors are producing gold at north of $220.00 an ounce. So the profit margin per ounce is better than three times that of the majors. So if you wanted to put it on a comparable footing you could almost multiply our reserves by (inaudible).

Mel Zummack:                 Yes, you're right, yes, I see that, yes. That's why I hold Goldcorp and Wheaton shares.

Rob McEwen:                     Wise choice.

Mel Zummack:                 Okay, thanks a lot.

Rob McEwen:                     Thank you.

Ian Telfer:                          Thank you.

Mel Zummack:                  Bye-bye.

Operator:                           Thank you. Your next question comes from Ron Mayers. Please go ahead.

Ron Mayers:                     Gentlemen good morning.

Ian Telfer:                         Good morning.

Ron Mayers:                     I've got a couple of questions. Mr. Telfer, well let me just start with Mr. McEwen. Mr. McEwen there has been a lot of talk and a lot of rumours about Goldcorp itself being vulnerable to a bit. Can you clarify whether there have been any approaches, any discussions over the past several months with respect to that?

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Rob McEwen:                     We've had discussions about possible combinations with a number of companies. And yes I mean the industry is consolidating so there's a lot of conversation going on.

Ron Mayers:                      Obviously you felt that this was the best opportunity for Goldcorp?

Rob McEwen:                     As the third largest shareholder of Goldcorp I saw this transaction improving the value of my shares and those my shareholders significantly more than any other transaction that we considered.

Ron Mayers:                     Mr. Telfer one of the brokers pointed out this morning that the IMGold bid valued Wheaton at $5.00 a share with gold trading $20.00 to $30.00 cheaper than where it is now. And I know Mr. McEwen is very optimistic on the price of gold, hence he holds a lot of his, he holds a lot of bullion. So he obviously thinks the price of gold is going up. How come you dealt yourself so cheaply?

Ian Telfer:                         Well as I mentioned the driving force for us was to become part of a world-class asset. And when Rob and I first met on this and discussed it we really looked at it as literally a merger of equals. We both had similar production bases, we had a little more growth. We also had a little more copper. And so and the cash costs were comparable compared to the rest of the industry. So we really looked upon it as a merger and so we decided right at the beginning it would be done at pretty close to market. And you're absolutely right, the premium or the price, or at least the original price of the IM transaction was higher, but you know that was a different point in time, and one of the big differences here is Goldcorp's market cap is larger than ours. And so there wasn't the necessity to get as significant a premium because the impact on their stock is going to be much less, whereas in the IM case because they were so much smaller we knew their stock was going to be punished which it was. And so therefore we had to start with a higher premium.

Ron Mayers:                     I see that, but circumstances have changed at least in terms of the underlying commodity, they've changed for the better.

Ian Telfer:                         Yes, no exactly. But as many of you on the line have noticed that the price of gold, when we did our deal before most people were

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assuming the stocks were ahead of the price of gold. Since that time it's kind of reversed and a number of analysts think now that the gold price is ahead of the stock. And so you know there's a market out there every day and you have to deal with it and we feel this is a fabulous transaction for us.

Ron Mayers:                     No, you've made that very clear. Let me ask you this, you did say that you had spoke with some of your larger shareholders. And you spoke to, you spoke obviously without naming names about the degree of support that you received. Was there any disappointment expressed?

Ian Telfer:                         None, not among the ones I talked to.

Ron Mayers:                     Okay, well we are.

Ian Telfer:                         Okay.

Ron Mayers:                     We think you can do better frankly, we really do. We think this is a pathetic price for a company that's been undervalued for a long, long time. And we've held you know through all the nonsense that's gone on including that ridiculous from Cour de Lane which you handled beautifully by the way. But I got to tell you, I think you know she may be the prettiest girl at the dance but you've done a lot of dancing this year. And I think maybe it's time to take your dancing shoes off and focus on fundamentals for a while. We can't support this bid.

Ian Telfer:                         Okay. Appreciate your comments.

Operator:                          Thank you. Your next question comes from Sam Sabbagh. Please go ahead.

S.T. Teleforgota:             Yes, it's S.T. Teleforgota(ph) for Sam Sabbagh. Thanks for taking our question. Are either Goldcorp or Wheaton permitted to solicit offers during the due diligence period? And is the $35 million termination fee payable on both sides of would only Wheaton be subject to the termination fee if it accepted a superior offer?

Rob McEwen:                     It's an exclusive agreement, no negotiation with other parties during that period. And it's a $35 million payable to Goldcorp. Ian do you want to address?

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Ian Telfer:                         Sure. And the reason it's a one way break up fee is that at the end of the 21 days there will be no fiduciary out for Goldcorp. I.e. if someone wants to make a bid for Goldcorp after that 21 day due diligence period is over well then they're going to have to take Goldcorp and us together. So there's, Goldcorp will not be getting out of the transaction therefore there's no breakup fee.

S.T. Teleforgota:              Okay, great. Thank you. And can you just quickly review what regulatory approvals would be needed?

Ian Telfer:                         Regulatory approvals, I guess just the normal ones of the, of the regulators and the stock exchanges and the boards of directors, fairly typical for a transaction of this type, nothing special.

S.T. Teleforgota:             Thank you.

Rob McEwen:                    You're welcome.

Operator:                          Thank you. Your next question comes from John Tumazos. Please go ahead.

John Tumazos:                 I just want to congratulate Rob and Ian, great organizations, great assets and great people and it's great to see them get together.

Rob McEwen:                    Thank you very much John. Glad you see it that way.

Operator:                           Thank you. Your next question comes from Terence Ortslan. Please go ahead.

Terence Ortslan:             The question has been asked and I just want to highlight what my colleague John said, I think that's a great deal and I support you. Thanks.

Ian Telfer:                         Thanks, Terry.

Rob McEwen:                    Thank you, Terry.

Operator:                          Thank you. Your next question comes from Tom Scarp. Please go ahead.

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Tom Scarp:                       Hello, Ian, I want to thank you for the way you've run your company last year. I've been watching you closely where you handled Cour de Lane without getting uncivil. It was fabulous and I understand what you're doing. I think it's a terrific move. Goldcorp is a good company. Mr. McEwen has a great reputation. I think the two of you together will do fabulous and I again I think the interest is, are the shareholders going to see appreciation in their shareholder price. Your opinion on that Ian? Could you elaborate?

Ian Telfer:                         Absolutely. Absolutely. Well certainly both Rob and I believe that there will be significant appreciation of shareholder value in this transaction. As was said by a couple of people Goldcorp was looking for growth and sort of a resolution to their management situation. Wheaton was looking for growth and a way to reduce our copper component which we believe was the thing holding back our valuation. And so with this transaction we do both of those things and so we're very excited about the potential of the stocks going up, going forward.

Tom Scarp:                         Thank you so much. Good luck to all of us.

Rob McEwen:                      Thank you.

Operator:                             Thank you. Your next question from Dan Stein. Please go ahead.

Dan Stein:                           Yes, as, this is directed to Mr. Telfer, this question, several questions actually. As an investor I'm kind of perplexed by the timing and the rationale of this whole so called take over bid. My first question revolves around just the concept of take over bid. The stock of Wheaton is up I think a little over a dime. And that's following a downgrade by CIBC. So of course that raises the question of this bid. Why is it coming after a CIBC downgrade. But for anybody that's held the stock for about a year it's effectively a zero premium TO offer. And I just don't understand what is the, is not a breach of fiduciary duty to the shareholders that this kind of TO offer is even under consideration?

Ian Telfer:                           Well it's Ian here. I'm happy to answer your question. As far as the CIBC I mean clearly we have no control over when they put out whatever they point out. I would point out that that particular analyst predicted that Wheaton would underperform when it was a dollar and he predicted it would underperform when it was $2.00 and he predicted it would underperform when it

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was $3.00 and now he's predicting it will underperform when it's $4.00. So you take what you want from his report. We disagree with it in all aspects and whatever, we've proved him wrong before, we'll prove him wrong again.

                                            As far as fiduciary duty, I mean it's something we take very seriously. We've looked at a number of opportunities for the company very closely. And we believe this is the best thing for our shareholders going forward. As I've mentioned our major shareholders tend to agree with us, and you've heard a couple of the analysts come on and also agree with us. So I guess everyone is going to have a view, but I think, I guess I'd just ask you to, I'm sorry the last year hasn't been as exciting as the first two years were for us. But over the three years that our group has been involved with Wheaton River it's outperformed virtually every other gold stock that produces more than 50,000 ounces. So we're very proud of that record, and we think this is what we should do to keep that record going. So we appreciate your shareholding and hope you hang on to it.

Dan Stein:                         But the market doesn't seem to be too impressed by it based on today's action, it's up over a little over a dime. And I'm also curious, what type of perks and benefits are you personally going to receive out of this deal in terms of you know new golden parachutes, options, grants and all this kind of thing, cause the shareholders are not getting anything out of this since as I say I reiterate this is effectively a zero premium offer. There is no premium to this. And anybody who thinks otherwise is diluted. So I just would like to know what kind of special perks and benefits you're going to be getting out of this?

Ian Telfer:                         Well there's been no discussion of me changing anything from my current compensation package, not one iota. So at this point in time zero. But thanks for your interest. Operator would you like to go to the next question please.

Operator:                            Thank you. Your next question comes from Tony Lesiak. Please go ahead.

Tony Lesiak:                     Good morning gentlemen. Quick question for Ian. Obviously this deal is dilutive to you on most metrics, price earnings, price cash flow, price NTV, it's predicated on a re-rating. Where do you think the combination should trade relative to the group?

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Ian Telfer:                         Well I'd like to thank that adding our cash flow and earnings to Goldcorp's and then reducing our copper component that we would trade above where Goldcorp's multiples are trading at the present time for those two metrics. I mean even Goldcorp's metrics for cash flow and earnings aren't particularly high compared to the peer groups because it's such a profitable company. Well now it's going to become even more profitable but now we'll have the gross component and the size and the liquidity of putting the two together. So I think our multiples in those two categories will get above where Goldcorp's are at the present time. That's our expectation.

Tony Lesiak:                     Okay. You previously indicated that you're in a bit of a sweet spot in terms of looking at mid sized deals. The fact that you've now come together with Goldcorp does that mean that things have dried up in that space and now you're looking for bigger acquisitions and with the additional cash and liquidity that you're looking perhaps or doing something bigger going forward?

Ian Telfer:                         Well you know me, Tony. I'm always looking to do bigger things going forward. Certainly now we've got the firepower to do anything. But no, I wouldn't say opportunities have dried up. We always find a way to grow in a way that's good for our shareholders, so we see lots of opportunities out there, but you're right, right, we're in a situation now where we could take on anybody at any price.

Tony Lesiak:                     Okay. In terms of new acquisitions, you know there's a bit of a conflict there, you know you've mentioned that just gold, but you've also indicated as long as it's accretive on a cash flow basis. What's the maximum percentage of non-gold that you would take in a new acquisition?

Ian Telfer:                         We'd like to keep it below 20. You know with our current mix now in the next year or so we'll get our copper, again if copper goes back to $0.80 you know obviously the percentages go down. But at copper in the above a dollar we'd be in the $0.20 range and so to take on another asset that had 20% copper in it that would not make us uncomfortable. That's again right in line with Newmont and Placer. We think that's okay.

Tony Lesiak:                     Okay. Just a couple of questions for Rob. You know with all the press that we've been seeing and you know questions on why should I be here, how long have you been locked up for now staying on in your role?

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Rob McEwen:                     Well I'll be elected by shareholders, Tony. I'm going to serve as chairman. Keep espousing gold as the ultimate currency. And looking over my investment and cheering on Ian and the management team, the Goldcorp and the Wheaton River team and just saying let's get that value up.

Tony Lesiak:                      Okay. Is there a restriction on you selling your shares with the new agreement?

Rob McEwen:                     Well it would be prohibited by security law to sit around and try to sell shares in the middle of a deal.

Tony Lesiak:                     Well not in the middle of a deal but once it's all concluded you're going to have a much more liquid stock.

Rob McEwen:                     Oh true. But I mean I'm looking for a double or a triple out of this. I have no intentions of divesting in the near term.

Tony Lesiak:                     Okay. How about your strategy of investing in smaller companies? Do you think that's a strategy that's best suited for the new combination?

Rob McEwen:                    Well just have to weigh the opportunities. Wheaton has done very well going out and buying privately and then taking it public. I think there's an emphasis on production, that's accretive. Now Ian I could ask him to expand on that.

Ian Telfer:                         Sure. The, I mean the process or the way that Goldcorp has taken these investments in some of the juniors to have a leg up should they be successful, I mean it's a very interesting model. It's slightly different than the Wheaton model but it's similar in a way. On the Wheaton side we've had properties and we've joint ventured them to juniors to spend their money on them. Rob's doing it slightly differently by giving the juniors a little bit of money and then being able to take advantage of their success. So it's as I say the policies aren't that dissimilar and it's something we'll just take a look at. It's not a big item financially for either company. But we, it's quite possible we will continue it.

Tony Lesiak:                     Okay, and last question just on your ultimate size target. You know you're going to be stuck in that kind of super mid cap range, do you see

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yourselves getting up to the 3 million ounce plus range? And if you were to do that would you sell your bullion first or your silver Wheaton first?

Ian Telfer:                         Well first question, we think the optimal size is closer to 2 million ounces. And you know with what we have in front of us gets us to a million and a half. I would see growth after that, what we try to do is upgrade your portfolio and maybe trade up some of your smaller assets for bigger assets. The idea is to have chunkier assets because the advantage of management time etcetera. So 2 million we think is a good target. As far as when we sell our bullion or our silver Wheaton we probably you know not the silver Wheaton is for sale, and we really do expect silver to do very well and those shares to do very well. But yes, if our focus is gold then I'd have to say the silver Wheaton would probably go ahead of the bullion.

Tony Lesiak:                     Great, thanks very much and congratulations.

Ian Telfer:                         Thank you, Tony.

Operator:                          Thank you. Your next question comes from David Meeker. Please go ahead.

David Meeker:                 Thank you. Ian putting on a different hat for a moment, what will this do with regard to your focus in terms of silver Wheaton and structuring the same kind of transactions that you did with Wheaton?

Ian Telfer:                        Well I mean the idea of course is for silver Wheaton to sail off as a separate company. With the first transaction Wheaton owned 75% of it, now with the transaction that's probably closing in the next few days we'll be down in the mid 60's and as silver Wheaton grows you'll see our interest in it decline. So certainly my focus will be on Goldcorp. And you'll see us putting some people in place to take over the running of silver Wheaton.

David Meeker:                 Thank you.

Operator:                         Thank you. Your next question comes from Peter Lieu. Please go ahead.

Peter Lieu:                      Well I was going to ask Mr. McEwen to give me his view of gold over the next three to five years, but I think he sort of answered it by

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indicating that he expects a double or a triple. And I was terribly worried when he announced that he would be bowing out, but my, cause he's going to be a chairman. What does that mean in terms of his commitment day-to-day and so forth?

Rob McEwen:                 Peter, thank you. In terms of let me just deal with gold. I think in the next six years it's going to test the old highs of $850 an ounce. We're at the early stages of a major bull market in gold and it's a good time to have exposure in your portfolio with gold. In terms of my roles I'm moving to a nonexecutive role, chairman of the board. There's a lot of work on the board these days. So I'm going to continue to look at the company and offer encouragement and support and if someone comes along with a deal and it looks good I'll show it to Ian and say take a look and tell me what you think of it. I'll have a very keen interest in seeing Goldcorp prosper.

Peter Lieu:                     I hope that when all is said and done we're not going to see you bail out of huge chunks of your stock over this next six year period when you expect the gold price to reach an all time high, because if you do it's going to really change my mind.

Rob McEwen:                 Well when gold goes through $850 an ounce we all have to face the prospect that it might go back down again. As it does in the cycles. I think Jim Dynes is somewhere around three and Richard Russell is around $5,000 an ounce. I think anybody who owns a gold investment should recognize it's cyclical and there is a time when you might want to lighten up on your position. But in the near term I'm there for the ride. Thank you.

Peter Lieu:                     All right, thank you very much.

Rob McEwen:                 You're welcome.

Operator:                       Thank you. Your next question comes from Joe Hamilton. Please go ahead.

Joe Hamilton:                Hi gentlemen.

Rob McEwen:                 Hi, Joe.

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Joe Hamilton:                Rob congratulations, it's a massively accretive deal for Goldcorp from what I can see. I also found it interesting that CIBC downgraded Wheaton River today. Weren't they the financial advisors for Cour de Lane?

Rob McEwen:                 Gee I think you're right Joe, I never thought of that. But thanks for mentioning that.

Joe Hamilton:                Imagine that. Just a quick question Rob, you've currently been running at about a 30% dividend payout on income.

Rob McEwen:                 Yes.

Joe Hamilton:               And paying a dividend about $0.18 per year and I wasn't quite sure what Ian was talking about on dividends. Do you intend to hold that kind of a payout, that kind of a dividend or can we expect some kind of a drop on the dividend yield?

Rob McEwen:                 I'll ask Ian to answer that.

Ian Telfer:                     Well as I mentioned I think we'll continue with paying out a dividend. But as for the amount it's too early for me to comment. As I say I think you have a choice with your cash and I think the first choice is to use it to grow the company. That's not always possible and we will be dealing with massive amounts of cash flow. So as I say we'll take that issue as it comes at us, but there certainly doesn't seem to be a reason in the near term to cut that dividend.

Joe Hamilton:                 Very good. Thanks, the only question I had, most of them have been answered.

Rob McEwen:                 Thank you.

Operator:                        Thank you. Your next question comes from Andrew O'Connor. Please go ahead.

Andrew O'Connor:        Rob we understand the purpose of this call, but do you have any quick comments regarding the shaft deepening at Red Lake?

Rob McEwen:                  Yes. I might ask Mike Hoffman who's our VP projects just to comment on that.

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Mike Hoffman:                Yes, we're as of this morning we're 2,250 feet deep and we're just breaking through into 16 level station.

Andrew O'Connor:         That's great. So your year-end goal is...

Mike Hoffman:                 We're probably going to be around 2,350 give or take a few feet.

Andrew O'Connor:         Okay, that's all we had, thanks again.

Rob McEwen:                    Thank you Andrew.

Operator:                          Thank you. Your next question comes from David Steen. Please go ahead.

David Steen:                     Thank you guys. Exciting morning for us. I had a couple of kind of housekeeping questions. Could you give us what you, what you guys have as the proven and probable reserves for both companies?

Rob McEwen:                    Sure, it's 10.5 million ounces. And with resources 20 million ounces.

David Steen:                     Okay. And then I was just wondering where, where does Wheaton River sit I guess since we're kind of midway through a quarter in terms of the cash on the balance sheet and if you know cause I think that's obviously changed since Q3 and sort of how you get exactly to that $500 million cash number, can you just elaborate on that quickly? Thanks.

Ian Telfer:                         Sure, well Rob why don't you give your numbers and then I'll give mine?

Rob McEwen:                   David at the end of September we had $420 million US in liquid assets and that was comprised of $70 million in gold, $30 at mark to market along with $34 million in marketable securities and the balance in cash. So just under $400 in cash.

Ian Telfer:                         And on the Wheaton side we had about $110 in cash on hand and our share of cash at Alumbrera was around $40 million. So we didn't

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really even count that. And then of course we've got over $300 million in silver Wheaton shares. But we just took the cash component. So we're just saying in total $500 million but it is considerably more than that.

David Steen:                     Okay, that's what I thought. And do you have to go through a process with your lenders to roll forward the lines of credit into the new corporate structure?

Ian Telfer:                       Well we'll certainly have to chat with them. I can only imagine that however safe they thought their credit line was before it's a lot safer now. So I don't think there's going to be any issue with that. I think they'll be hoping that we want to retain it with all the cash we have kicking around.

David Steen:                     Yes, okay, great. And then were there any I guess you know severance type costs associated with Rob with you stepping down from the CEO position at Goldcorp that was announced several months ago?

Rob McEwen:                   No there wasn't any, David.

David Steen:                     Okay, great. That's all my questions for now, thanks.

Ian Telfer:                        Thank you.

Operator:                         Thank you. Your next question comes from Don McLean. Please go ahead.

Don McLean:                 Well good morning guys. I think over time as a number of my peers have pointed out people will see this as quite an appealing combination. And I guess is the real driver here being able to access the generalist? Is that the real thrust for both of you to tap that part of the market more?

Rob McEwen:                  Part of it, Don. Certainly the trading volumes of north of $50 million US a day attracted a larger part of the market. But you're also creating a company that is at the bottom of the cost curve, that has one of the best growth profiles out there. That has the financial strength and the balance sheet to allow it to expand aggressively and prudently. It produces a company, it becomes a go to company. I think it's a spot where most people would want to have exposure.

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Don McLean:                 If you were to characterize the acquisition market at this point Ian you mentioned it and this is maybe extending a bit from Tony's comment, how the equity prices have lagged the gold price in a number of cases. How would you rate the current acquisition market? Is it a good one or when you talk about your ability to make acquisitions are you looking quite a bit further out?

Ian Telfer:                     Well I mean clearly the gold price going up from you know $250 to $450 during the period of time Wheaton's been growing, yes the prices have gone up. The asking prices have gone up, number one. Number two capital is so much more available when we start $100 million was a lot of money, well it's not anymore so yes, one of Wheaton's goals was to grow so we could move up higher and pay $400 or $500 or $600 million in cash for an asset. So clearly we're in that position now.

                                        I mean the, the acquisition market is always challenging but we always seem to find a way to keep growing. So we still see opportunities out there and there are opportunities out there that the general public is not aware of. And so I think you can expect us to keep growing in this market. But just to point out though, we now are able to grow significantly without issuing any additional shares. And I think that's important to the Wheaton shareholders who have been drowning in our paper over the last three years.

Don McLean:                A great disappointment to the brokers.

Ian Telfer:                     Very disappointing to the brokers, exactly right. I probably won't get nearly as many golf game invites next year.

Don McLean:                Maybe no Christmas cards.

Ian Telfer:                     Exactly. But yes, so the idea is to grow the company but take advantage of this great cash flow and cash balances that we have.

Don McLean:                With the strength and position are there any parts of the world that you will say not focus on or where you're going to focus most of your efforts from a potential acquisition area?

Ian Telfer:                    Yes, we've been pretty consistent saying we really like the Americas and of course this acquisition or this merger fits that perfectly. So our preference would be the Americas, north, central or south. We now have activity in

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all three and we've built up a critical mass, so that would be the best place. And our second, second target would be Austral Asia and we have looked quite a bit in not only Australia but in that region, but we just haven't found anything that fits our criteria for acquisitions. So you'll probably see us focus on the Americas.

Don McLean:             And Rob I guess I have to ask you, you've already been asked it to some extent, but you've been so active in the Goldcorp. It sounds like you're going to sort of step back now into a much less active role. But can you really do that? I mean is that the real Rob McEwen? You've done an outstanding job of being spokesperson for Goldcorp for so long. Can you actually step back?

Rob McEwen:             It's been 18 years Don and we built it from a little company to a medium sized company. There's other skills that are required to take it to the next step. I'm looking forward to applauding the management teams track record going forward. That's not say I won't be in the space, but I think for Goldcorp and it's shareholders and Wheaton River the combined management of Goldcorp and Wheaton will do wonders.

Don McLean:             Well best of luck to both of you.

Ian Telfer:                  Thanks, Don.

Operator:                    Thank you. Your next question comes from Matthew Harmon. Please go ahead.

Matthew Harmon:     Yes hi guys. Forgive me, I've been bouncing in and out of this conference call, just had a little phone trouble, but congratulations on the transaction. A little bit disappointed as a Wheaton shareholder that my premium wasn't a bit bigger. But I missed part of the, your response, I think it was you Ian about the breakup fee and the difference between their not, I guess a $35 million breakup fee that, for Wheaton accepting another transaction, but if Goldcorp were to accept another transaction you're saying after the 21 days it's in the contract that will be for a Wheaton Goldcorp pro forma company? Is that correct or...

Ian Telfer:                 Yes, that's exactly right. I mean the reason it's a one way breakup fee is exactly that, cause right up to the last minute I guess someone could come in and make another bid for Wheaton and the Wheaton share, or the Wheaton directors would have to consider it. And if it was deemed to be better they'd have to you know encourage the shareholders to tender their shares somewhere else.

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                                       On the Goldcorp side it just doesn't work that way. Once we've signed off on the due diligence they must go through with this transaction so that even if, exactly right, if someone wanted to buy Goldcorp they'd have to buy Goldcorp with it's current 190 million shares outstanding plus the shares that will be issued to take over Wheaton, so they'd have to swallow the whole enchilada.

Matthew Harmon:       I see, and that's not necessarily a bad thing. So Rob what is, or how much of this transaction was really on the management team and the new management team to run the pro forma company? How important to you was that with Wheaton's current management that's coming in to really take over a lot of the show?

Rob McEwen:                It was a big, a big element. When I looked around the industry and I looked at the various management sets I didn't see another one as entrepreneurially minded that had had in a very short time a very successful record of buying and building. One can say the timing was very good but that's the whole thing about putting money in the market. You want to be right about your timing, so in my case that, we were looking, I'd asked the board to look for a new CEO and this is a way of getting a new CEO, at putting the growth into the story of Goldcorp so it returns to the multiples it was at before. It's just a fantastic package in my mind that without a peer.

Matthew Harmon:         Great. And one last question, and they touched on just briefly before in terms of not diluting shareholders, Wheaton shareholders, or pro forma shareholders going forward with new acquisitions. Are there any anticipation of implementing a stock buyback going forward with cash on the balance sheet and just allowing us to get even more levered to the spot price of gold?

Ian Telfer:                     Well there's certainly none planned, but I you know for a company that finds itself in a situation which really no additional uses for it's cash to grow the company a stock buyback is something you'd have to consider.

Matthew Harmon:         Yes, as a shareholder I think that would be something that would add a little bit flavour to this transaction once it's completed and you know it would help us get a little more leverage which is I'm sure a lot of shareholders are currently interested in for the spot price of gold and the current and near future. Again congratulations. Thanks a lot.

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Rob McEwen:                Thank you. Operator could we take three more questions. I'm sorry to appear like we're cutting it off. We've held a lot of people on the phone for a long time. We'd be pleased to answer the questions individually.

Operator:                        Not a problem sir.

Rob McEwen:                  Thank you.

Operator:                         Your next question comes from David Freedman. Please go ahead.

David Freedman:           Yes, good afternoon, thank you. My question has to do with they talk about whether the Goldcorp shareholders need to vote. I'm not sure about the Toronto exchange but the New York when you're issuing more than 20% of your shares you need to have a shareholder vote to do that. And this will be more than 20% of the shares being issued by Goldcorp by my calculations. Can you tell me why there wouldn't be a shareholder vote as a result of the New York stock exchange requirement? Thank you.

Rob McEwen:                  Thank you David. It's, if it were a private placement then a vote would be required. But in the case it's being broadly distributed it isn't required under the TSE.

David Freedman:            But Goldcorp is also listed under the New York stock exchange rules, so don't those apply?

Rob McEwen:                  It also applies to the New York stock exchange, it's the same rules.

David Freedman:            Okay, thank you.

Rob McEwen:                  You're welcome.

Operator:                        Thank you. Your next question comes from Peter Lang. Please go ahead.

Peter Lang:                     Good morning gentlemen.

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Rob McEwen:                   Good morning.

Peter Lang:                     Congratulations.

Rob McEwen:                  Thank you.

Peter Lang:                     A question as a long term Wheaton holder, I'm just wondering why the decision was made to make the new company Goldcorp and not Wheaton since it will be mostly Wheaton management?

Ian Telfer:                      It's Ian here. I'm happy to answer that question. I mean Goldcorp is, has been so well branded and is so well known and has such a high profile and has been such a success story and has been around for 18 years that it was, there was no real decision required at all. It of course has the New York listing etcetera, and so it was everyone's view that we would just build on that success and go forward with the Goldcorp name. For all you Wheaton shareholders out there I'm sure you'll have a warm place in your heart for Wheaton for a long time, it's been a great ride. But it's very clear to me this is the next step and we're very excited about going forward as Goldcorp.

Peter Lang:                     Okay, one other question, wondering what the status of any unvested management options in either company will be? Will they be accelerated or will they stay the same?

Ian Telfer:                       They'll stay the same. So the Wheaton employees and management that have options will get you know a quarter as many options at four times the price.

Peter Lang:                     And the date will stay the same.

Ian Telfer:                       And the dates will stay the same.

Peter Lang:                     That's good news. Okay, thank you very much.

Ian Telfer:                       Thank you.

Operator:                        Thank you. Your final question comes from William Kavaler. Please go ahead.

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William Kavaler:         Yes, can we go back to the, to the vote. If Goldcorp shareholders don't need a vote, if Goldcorp (Inaudible) issue the stock Wheaton shareholders don't have to vote. Does that mean that if they don't tender their shares, what happens?

Rob McEwen:                 Well if there's not a two-thirds majority then the transaction does not proceed.

William Kavaler:          Okay so...

Rob McEwen:                 Well assuming we don't waive that criteria.

William Kavaler:           Is there a minimum?

Rob McEwen:                 The minimum right now is two thirds of the undiluted.

William Kavaler:          Is there a structural, or is there a statutory minimum at which you know the shareholders can vote this down?

Ian Telfer:                      No.

William Kavaler:         Okay, so in other words this is, you know as far as you're concerned take it or leave it, this deal is, is done, thank you very much.

Rob McEwen:                 No.

William Kavaler:         You know from a process perspective, as long as you get you know the valuation and your due diligence is fine and the boards agree on it then the shareholders of both sides have no choice, is that correct?

Rob McEwen:                No, the shareholders have the election to either tender their shares or not.

William Kavaler:         But you said there's no minimum so you could theoretically make it a no minimum tender and then just close the deal.

Rob McEwen:                There is a minimum currently of two thirds of the undiluted.

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William Kavaler:         I understand that but if there's no statutory minimum you can waive that, correct?

Rob McEwen:                That's correct.

William Kavaler:         And then so if say only 15% of the Wheaton shareholders tender it and you waive the minimum you could then close the transaction with merely 15%.

Rob McEwen:                Yes, but it wouldn't be a combination of the company. It would just be an investment in Wheaton, which wouldn't serve either company well.

William Kavaler:         Okay. Now on the rationale side as far as I can tell from all of this it's simply that a bigger gold company is better than two small gold companies, is that correct?

Ian Telfer:                    Well certainly we think that size is important. Especially to the investment community. Because there's so few large liquid vehicles that they can invest in so that's part of it. But the other side of it is, is both companies were dealing with issues. As I've mentioned Goldcorp was looking for a resolution to it's management situation and more growth. And Wheaton was looking for a way to reduce its copper. And so therefore allow its cash flow and earnings multiples to trade more in line with it's peers. So it's not just the size issue, it's a resolution of two problems that each company had and putting them together gets rid of those. So I wouldn't, it's not just size.

William Kavaler:        Okay. And I guess my final question is, so Goldcorp wants to use Wheaton's cash and assets to expand Red Lake or you guys have other stuff that you're looking to do as well?

Rob McEwen:              Goldcorp has more than enough cash. Our liquids assets are north of $400 million at the end of September. We have more than enough cash to, we could stop selling our gold today and run for more than two years and still produce all our gold, pay our Capex, pay our dividends, and have 1.3 million ounces of gold sitting in our treasury with our cash reserves. It's not a question of using Wheaton's money. Nor is it a question of Wheaton using Goldcorp's money. We're going to look for the best assets.

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William Kavaler:         Thank you very much.

Rob McEwen:                 You're welcome.

Operator:                        Please go ahead with your closing remarks sir.

Rob McEwen:                Alright, thank you very much for joining us. I think this is a very exciting time for both Goldcorp and Wheaton. The prospect of the two companies coming together and creating a very dynamic million plus ounce producer that's operating at the bottom of the cost curve with a treasury that's full, with good market liquidity I think lends itself to a multiple expansion once this deal is done and a growth in our share value for both shareholder groups. Ian.

Ian Telfer:                     Yes, the only thing I would add is that it is unusual in our industry to find a company that is growing, so as we grow from a 1.1 million ounces to 1.5 million ounces over the next two or three years we're doing all of that out of existing cash, cash balances and cash flow and we'll continue to throw off massive free cash throughout that whole period. So we're building or expanding three mines and at the same time throwing off a lot of free cash. It makes us a totally unique vehicle. We're very excited about it and we're pleased to have all of you interested in this and we'll keep you informed as the story unfolds. Thank you very much Operator.

Rob McEwen:                 Thank you.

Operator:                        This concludes today's conference call. Please disconnect your lines and have a wonderful day.

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